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May 4, 2006



John P. Nolan, Accounting Branch Chief
Mail Stop 4561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

                                  Re:   West Bancorporation, Inc.
                                        Form 10-K for the Fiscal Year Ended
                                                December 31, 2005
                                        Definitive Proxy Statement on
                                                Schedule 14A filed March 7, 2006
                                        File No. 0-49677

Dear Mr. Nolan:

I am writing in response to your letter of April 26, 2006. We have reviewed your questions with our accounting and legal advisors, and our audit committee. The following are our responses to your comments:

Note 1 -- Organization and Nature of Business and Summary of Significant Accounting Policies, page 35

Investors Management Group, Ltd. ("IMG") is a wholly-owned subsidiary of West Bancorporation, Inc. (the "Company"). The Company purchased 100 percent of the common stock of IMG from an unaffiliated company on December 30, 2005, through a competitive-bidding, arms-length transaction.

The IMG purchase price of $10,000,000 was based upon an internal rate of return analysis done by the Company using the projected cash flows and net income of IMG. The Company engaged a third-party valuation firm to determine the fair value of the identifiable intangible assets associated with the purchase. The recorded goodwill is the difference between the purchase price and the sum of the estimated fair value of the identifiable intangible assets and the acquired tangible assets. IMG is a registered investment advisor. There are minimal amounts of tangible assets associated with this

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John P. Nolan, Accounting Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549
Page 2

type of business. Therefore, goodwill tends to be a substantial portion of the market value.


Note 13 -- Commitments and Contingencies and Related-Party Leases, page 53

Note 13 to the Company's Consolidated Financial Statements dated December 31, 2005 describes the process our wholly-owned subsidiary, West Bank, uses to evaluate the issuances of standby letters of credit.

The fair value of our obligation related to standby letters of credit at December 31, 2005, was approximately $33,000 and is recorded in Other Liabilities. The fair value was equal to the unamortized fee received. Because of the immaterial amount, no additional disclosure was considered necessary.

The Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing: and
     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Thank you for your consideration of our responses to your comments. If you have any questions or comments please contact me at 515-222-2308.

Sincerely,



Thomas E. Stanberry
Chairman, President and Chief Executive Officer